EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

March 21, 2016	TSX Venture Exchange: EMR
OTC: EGMCF
Frankfurt Stock Exchange: EMLN

EMGOLD RAISES US$350,000

Through Real Estate Transaction

The Transaction

Emgold Mining Corporation (EMR: TSX-V) ("Emgold" or the "Company") is pleased to announce that it has raised US$350,000 through the sale of 27 acres of land located in Nevada County, California. Proceeds of the sale will be used for general working capital.

About Emgold Mining Corporation

Emgold is a junior gold exploration and project development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold properties located in Nevada and the Stewart and Rozan poly-metallic properties located in British Columbia. The Buckskin Rawhide East Property is currently leased to Rawhide Mining LLC, operator of the adjacent Denton Rawhide Mine.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include metal prices, economic uncertainties in the world, exchange rates, exploration success, ability of the company to raise fund to advance its projects, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.